EXHIBIT 99.1

Alvarion (in Receivership) Provides Update on the Status of the Receivership

ROSH HAYAIN, Israel, Aug. 2, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership)(Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced that following the appointment of Mr. Yoav Kfir, CPA, as the company's Receiver, the District Court of Tel Aviv – Yaffo approved on July 21, 2013, an operating plan to allow the normal business operation of the company.

Under the terms of the operating plan, which is in effect until August 23, 2013, approximately 55 of Alvarion's employees were retained by the Receiver, including sales & sales support, operations and R&D. During this time, Alvarion continues to support its customers and partners and new orders are being received. Alvarion expects to fulfill these orders shortly, as well as orders received prior to the receivership.

The Receiver is also working to sell the company and its assets. To date there has been significant interest from several parties. The last date to submit bids is August 13, 2013. For additional information, please contact Ms. Elisheva Yakobovich at elisheva@yakobovich.com or Mr. Mati Wax at mati.wax@alvarion.com.

Furthermore, as previously announced, Alvarion (in Receivership) requested a hearing to appeal NASDAQ's decision to delist the company's ordinary shares from NASDAQ. A hearing date has been set for August 29, 2013. Alvarion will remain listed on NASDAQ pending the outcome of the hearing.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; the fact that we will need to obtain additional sources of funding in order to continue our operations at their current anticipated levels and that there are no assurances that such funding will be available on favorable terms or at all, either through equity issuances or asset sales; and other risks detailed from time to time in the Company's annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions. The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion. If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions. This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         +972.3.767.4333
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         +972.3.645.7892
         elana.holzman@alvarion.com